UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File Number l-8610

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:

SBC PAYSOP

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SBC COMMUNICATIONS INC.

175 E. Houston, San Antonio, Texas 78205

                                                              SBC PAYSOP

                                       Financial Statements, Supplemental Schedules and Exhibits

                                                           Table of Contents

Report of Independent Auditors Ernst & Young LLP.........................................................1

Financial Statements:

    Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001 ....................2
    Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2002 ........................................................................3
    Notes to Financial Statements .......................................................................4

Supplemental Schedules:

    Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ......................................8
    Schedule H, Line 4j - Schedule of Reportable Transactions ...........................................9

Exhibits:

    23 - Consent of Ernst & Young LLP
    99 - Certification of Periodic Financial Reports

                                                    Report of Independent Auditors

SBC Communications Inc.,
Plan Administrator for SBC PAYSOP

We have audited the accompanying statements of net assets available for benefits of SBC PAYSOP as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended
December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 16, 2003                                                          /s/ ERNST & YOUNG LLP

                                                              SBC PAYSOP

                                            Statements of Net Assets Available for Benefits
                                                        (Dollars in Thousands)

                                                                                   December 31
                                                                             2002              2001
                                                                      -------------------------------------
Assets
Investment in common stock of SBC Communications Inc., at fair value
                                                                         $  94,770       $    156,497
Cash equivalents                                                                18                 42
                                                                      -------------------------------------

Net assets available for benefits                                        $  94,788       $    156,539
                                                                      =====================================

See accompanying notes.

                                                              SBC PAYSOP

                                       Statement of Changes in Net Assets Available for Benefits

                                                     Year Ended December 31, 2002
                                                        (Dollars in Thousands)

Additions:
   Dividend income                                                                         $      3,972
   Interest income                                                                                   63
                                                                                       --------------------

Total additions                                                                                   4,035
                                                                                       --------------------

Deductions:
   Net depreciation of SBC Communications Inc. common shares                                     45,135
   Distributions to participants                                                                 20,638
   Administrative expenses                                                                           13
                                                                                       --------------------

Total deductions                                                                                 65,786
                                                                                       --------------------
Net decrease                                                                                    (61,751)

Net assets available for benefits, beginning of year                                            156,539
                                                                                       --------------------

Net assets available for benefits, end of year                                             $     94,788
                                                                                       ====================

See accompanying notes.

                                                              SBC PAYSOP

                                                     Notes to Financial Statements

                                                      December 31, 2002 and 2001
                                                        (Dollars in Thousands)

1.   Plan Description

The SBC PAYSOP (the Plan) was established by SBC Communications Inc. (SBC) during 1983 as a result of the disaggregation of the Bell
System Employee Stock Ownership Plan.  The Plan was established to provide shares of SBC common stock to eligible employees of participating SBC companies.

The following description of the Plan provides only general information.  The Plan text and prospectus include complete descriptions of Plan provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions for years prior to the 1987 plan year were in amounts equal to the credit claimed by SBC on its consolidated federal income tax return pursuant to Section 41 of the Internal Revenue Code of 1954 (IRC).  This credit was one-half of one percent of compensation paid or accrued for all participants during the plan year up to a maximum of $100 per participant.

The Tax Reform Act of 1986 repealed the income tax credit on employee stock ownership plan contributions for compensation paid or accrued after December 31, 1986. No contributions were made to the Plan beginning with the 1987 plan year.  Employees with a balance in the Plan on December 31, 1986 are eligible for participation in the Plan and continue to maintain a balance in the Plan.
Employees who did not have a balance in the Plan at that time are not eligible to participate.

Although it has not expressed any intent to do so, SBC has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the Plan provides that the net assets be distributed to participants in amounts equal to their respective interests in such assets.

2.   Summary of Significant Accounting Policies

The fair value of SBC common stock is determined on the basis of the closing price per share on the valuation date as reported at the official close of the New York Stock Exchange.  Temporary cash investments are valued at cost, which approximates fair value.
Purchases and sales of securities are reflected as of the trade date.  Dividend income is recognized on the ex-dividend date.
Interest earned on investments is recognized on the accrual basis.

Expenses incurred to administer the Plan are paid by SBC.  A portion of these expenses, up to $100 per year, is reimbursed by the
Plan to SBC.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.   Allocations and Distributions to Participants

The Plan maintains an account for each participant.  Distribution of the shares allocated to a participant's account is generally made to a participant after termination of employment but no later than April of the plan year following the plan year in which the participant attains age 70 1/2, or to a beneficiary as soon as practicable after the participant's death.  If a participant remains an active employee beyond the year the participant turns age 70 1/2, the participant's account will begin to be distributed no later than April of the following year.  For each distribution, the participant or beneficiary receives stock.

All quarterly dividends for a year earned on shares in participants' accounts are held in an interest-bearing account until paid to participants on an annual basis in November of each year.  Effective January 1, 2002, the Plan was amended to allow participants the option to reinvest dividends on SBC common stock held in their accounts.  Reinvested dividends are used to purchase SBC common stock.  Earnings attributable to dividends pending distribution which exceed administrative expenses paid by the Plan are used to purchase additional shares of SBC common stock.  These shares are proportionately allocated to each participant's account.

4.   Tax Status

The Internal Revenue Service (IRS) issued a determination letter on November 4, 1996, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the determination letter was received.
The Plan Administrator believes that the Plan is currently designed and is operating in compliance with the applicable requirements of the IRC.

On February 28, 2002, the Plan filed for, but has not yet received, a new tax determination letter from the IRS to reflect legally required changes and other changes made to the Plan since the previous determination letter was issued.

5.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of
December 31:

                                                                                2002              2001
                                                                      --------------------------------------

   Net assets available for benefits per the financial statements         $     94,788      $    156,539

   Less: Distributions payable to participants                                    (989)          (2,767)
                                                                      --------------------------------------

   Net assets available for benefits per the Form 5500                    $     93,799     $    153,772
                                                                      ======================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended
December 31, 2002:

   Distributions to participants per the financial statements                               $    20,638

   Add: distributions payable to participants at December 31, 2002                                  989

   Less: distributions payable to participants at December 31, 2001                             (2,767)
                                                                                        -------------------

   Distributions to participants per the Form 5500                                          $    18,860
                                                                                        ===================

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                        Supplemental Schedules

                                                              SBC PAYSOP

                                    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                     EIN: 43-1301883 Plan No.: 003

                                                           December 31, 2002
                                                        (Dollars in Thousands)

   Name of Issue, Borrower, Lessor or           Description of                               Current
             Similar Party                        Investment                 Cost             Value
-----------------------------------------------------------------------------------------------------------

*    SBC Communications Inc. Common
       Stock                               3,495,747 shares                $ 23,111     $    94,770

*    Boston Safe Deposit and Trust
       Company Pooled Employee Funds
       Daily Liquidity Fund                Temporary cash investment             18              18
                                                                       ------------------------------------

                                                                           $ 23,129     $     94,788
                                                                       ====================================

*Party-in-Interest.

                                                              SBC PAYSOP

                                       Schedule H, Line 4j - Schedule of Reportable Transactions
                                                     EIN: 43-1301883 Plan No.: 003

                                                     Year Ended December 31, 2002
                                                        (Dollars in Thousands)

                                                                                                 Current Value
                                                                                                  of Asset on
                                                                                                  Transaction   Net Gain
        Identity of               Description of       Purchase Price   Selling      Cost of         Date        (Loss)
       Party Involved                  Asset                             Price        Asset
---------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of Transactions in Excess of 5
   Percent of Plan Assets

*Boston Safe Deposit and    Pooled Employee Funds
   Trust Company               Daily Liquidity Fund      $   8,176     $       -     $    8,176    $    8,176     $    -

*Boston Safe Deposit and    Pooled Employee Funds
   Trust Company               Daily Liquidity Fund              -         8,201          8,201         8,201          -

* All transactions were purchased and sold on the market.

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2002.

                                                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                               SBC PAYSOP

                                               By SBC Communications Inc.,
                                               Plan Administrator for the Foregoing Plan

                                                         By  /s/ Karen E. Jennings
                                                             -------------------------------------------------
                                                             Karen E. Jennings
                                                             Senior Executive Vice President -
                                                             Human Resources and Communications

Date: June 20, 2003

                                                             EXHIBIT INDEX

       Exhibits identified below, Exhibit 23 is filed herein as an exhibit hereto and Exhibit 99 is furnished and attached hereto.

     Exhibit
     Number
   -------------

       23         Consent of Independent Auditors Ernst & Young LLP
       99         Certification of Periodic Financial Reports